EXHIBIT 99.1

News Release
TSX:RMX | NYSE.MKT:RBY
September 25, 2014

Rubicon Intersects 136.5 g/t Au over 4.0 metres as Infill Drilling at the
Phoenix Gold Project Continues to Yield Positive Results

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) reports additional results from its 38,000-metre infill drilling program, which continue to confirm the Company’s expectations of the F2 Deposit at the Phoenix Gold Project (“Project”) in Red Lake, Ontario, Canada.

“Infill drilling results to-date continue to confirm our expectations of the F2 Deposit with respect to the continuity of mineralization and grade” said Michael A. Lalonde, President and Chief Executive Officer of Rubicon. “We continue to encounter potential economic intercepts outside of planned stoping blocks, which could expand the mineral resource in the upper levels of the deposit. We have also encountered visible gold with significant grades in a number of holes between sections 50125N and 50250N in areas that previously had limited information. The area where the higher-grade intercepts occur is only 150 metres from existing development and infrastructure on the 244-metre level. We will continue to drill to gather more data and get a better understanding of this area.”

Infill Drilling Program

The Company has completed a total of 124 holes for 21,983 metres (“m”) of drilling from its 38,000-m infill drilling program to-date. Since 2002, Rubicon has completed 377,594 m of drilling on the F2 Deposit. The goal of the infill drilling program is to convert inferred mineral resource ounces in the upper part of the deposit to the indicated category at 25-m drill spacings or less. Results from the infill drilling program (from both surface and underground drilling) continue to confirm the Company’s expectations of the F2 deposit with respect to continuity of gold mineralization and grade. Rubicon continues to encounter potential economic intercepts within previously anticipated gaps in the mineral resource. In addition, the Company has intersected visible gold with significant grade in an area that has been sparsely drilled and located approximately 150 m from the exploration drift at the 244-metre level. The highlighted assay results with significant grade (previously unpublished) include:

•	244L-69:	136.5 grams of gold per tonne (“g/t Au”) over 4.0 m
•	244L-83:	61.2 g/t Au over 2.6 m
•	244L-63:	34.8 g/t Au over 2.5 m
•	244L-39:	20.6 g/t Au over 5.0 m (including 32.7 g/t Au over 3.0 m)

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

The Company will follow up on these recent discoveries with additional drilling. Other highlight assay results (previously unpublished) include:

•	244L-11:	21.8 g/t Au over 2.6 m
21.7 g/t Au over 3.9 m
•	244L-13:	19.1 g/t Au over 5.0 m
•	244L-15:	10.2 g/t Au over 4.0 m
•	244L-20:	41.0 g/t Au over 1.0 m
•	244L-25:	23.4 g/t Au over 2.4 m (including 46.2 g/t Au over 1.2 m)
•	244L-27:	10.4 g/t Au over 4.1 m
•	244L-33:	46.8 g/t Au over 1.0 m
•	244L-37:	5.1 g/t Au over 12.3 m
•	244L-38:	16.5 g/t Au over 4.3 m
•	244L-41:	13.8 g/t Au over 4.0 m (including 50.9 g/t Au over 1.0 m)
•	244L-46:	17.3 g/t Au over 8.0 m (including 70.3 g/t Au over 1.5 m)
•	244L-49:	5.3 g/t Au over 8.0 m
•	244L-58:	9.2 g/t Au over 5.2 m (including 15.4 g/t Au over 2.6 m)
•	244L-71:	11.5 g/t Au over 5.0 m
  7.4 g/t Au over 8.0 m
•	244L-84:	13.2 g/t Au over 3.1 m
•	305L-180:	12.1 g/t Au over 7.4 m (including 16.6 g/t Au over 3.4 m)

Table 1 summarizes new, previously unpublished, assay results from the infill drilling program as of September 23, 2014. There are three drills currently working at the 244-m level. Drilling has focused on areas outside the core of the deposit and the Hanging Wall Zone. Please see figures 1 and 2 for long section and plan views of recent drilling, respectively. Please see Figure 3 for the cross sections of recent drilling. See Figure 4 for pictures of visible gold core samples.

Rubicon plans to commence a definition drilling program following the completion of the infill drilling program. Definition drilling will be on a tighter pattern of 12.5 m or less, which will better define the grade and geometry of individual stopes.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. The start of potential gold production is projected in mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for initial production at 1,250 tons per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE MKT (RBY) and the Toronto Stock Exchange (RMX).

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

RUBICON MINERALS CORPORATION
“Mike Lalonde”
President and Chief Executive Officer

The content of this news release has been read and approved by Howard Bird, B.Sc., PGeo., Vice President, Exploration and Mark Ross, B.Sc., PGeo., Chief Mine Geologist, for Rubicon. Both are Qualified Persons as defined by NI 43-101.

QA/QC

Underground drilling was conducted by Boart Longyear Drilling of Haileybury, Ontario and was supervised by the Rubicon exploration team.  All samples are ½ core and analyses reported herein were performed by independent laboratory SGS Mineral Services of Red Lake, Ontario using fire assay with ICP-OES finish or using gravimetric finish for values over 10.0 g/t Au. Intercepts cited do not necessarily represent true widths, unless otherwise noted, however drilling is generally intersecting interpreted mineralized zones at a high angle. Rubicon’s quality control checks include insertion of blanks, standards and duplicates to ensure laboratory accuracy.

Forward Looking Statements

This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting”, “look forward” and “intend” and statements that an event or result “may”, “will”, “would”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the New Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (“New PEA”) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the New PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may be to be incurred in respect of the Phoenix Gold Project.

The New PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.  The quantity and grade of reported inferred resources referred to in the New PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

Forward-looking statements in this news release include, but are not limited to statements regarding potential production and the potential grade mineralization of certain areas within the F2 Deposit at the Phoenix Gold Project.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This news release uses the terms “indicated mineral resources” and “inferred resources”.  The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances.  The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of an indicated or inferred resource exists or is economically or legally mineable.  Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The mineral resources in this press release were reported using CIM Standards.

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Table 1: Infill drilling assay results from 244- and 305-m levels
Includes intervals at > 5.0 g/t Au over 1.0 m minimum width, no assay cut

Drill hole number	Elevation	Total depth (m)	From (m)	To (m)	Width (m)	Gold (g/t)
244L-01	244-m level	120	87.4	88.8	1.4	10.6
244L-02	No significant composites
244L-03	244-m level	210	95.0	96.0	1.0	6.9
	244-m level	210	101.0	103.0	2.0	5.2
	244-m level	210	175.0	176.0	1.0	5.5
244L-04	No significant composites
244L-05	No significant composites
244L-06	244-m level	240	119.0	120.0	1.0	7.4
244L-07	244-m level	175	157.0	158.0	1.0	5.1
244L-08	No significant composites
244L-09	No significant composites
244L-10	244-m level	200	165.0	166.0	1.0	5.8
	244-m level	200	170.0	171.0	1.0	6.1
244L-11	244-m level	210	87.0	89.6	2.6	21.8
	244-m level	210	169.1	173.0	3.9	21.7
244L-12	244-m level	225	101.0	103.0	2.0	5.8
	244-m level	225	173.0	175.0	2.0	5.7
244L-13	244-m level	240	190.9	193.0	2.1	5.8
	244-m level	240	202.0	207.0	5.0	19.1
244L-14	No significant composites
244L-15	244-m level	255	128.0	129.0	1.0	9.2
	244-m level	255	230.0	234.0	4.0	10.2
244L-16	244-m level	260	144.0	145.0	1.0	5.5
	244-m level	260	146.0	147.0	1.0	6.7
244L-17	244-m level	80	60.0	61.0	1.0	6.9
244L-18	244-m level	90	65.0	67.0	2.0	6.4
244L-19	244-m level	130	70.0	73.8	3.8	5.9
	244-m level	130	122.4	126.6	4.2	7.3
244L-20	244-m level	140	98.0	99.0	1.0	41.0
244L-21	No significant composites
244L-22	244-m level	145	113.5	115.0	1.5	8.3
244L-23	244-m level	245	103.0	104.0	1.0	9.3
	244-m level	245	122.0	123.5	1.5	10.1
	244-m level	245	184.5	185.5	1.0	5.6
	244-m level	245	189.7	191.0	1.3	11.5
244L-24	244-m level	250	129.0	130.0	1.0	31.4

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Drill hole number	Elevation	Total depth (m)	From (m)	To (m)	Width (m)	Gold (g/t)
	244-m level	250	193.4	196.7	3.3	8.3
244L-25	244-m level	160	101.6	104.0	2.4	23.4
	(including)		101.6	102.8	1.2	46.2
244L-26	244-m level	215	133.0	134.0	1.0	33.5
	244-m level	215	187.0	190.0	3.0	5.3
244L-27	244-m level	175	125.0	126.8	1.8	7.6
	244-m level	175	130.0	134.1	4.1	10.4
244L-28	244-m level	130	39.0	40.0	1.0	12.2
	244-m level	130	101.0	102.0	1.0	7.0
	244-m level	130	103.0	104.0	1.0	5.9
244L-29	244-m level	125	59.0	60.0	1.0	6.5
	244-m level	125	98.0	101.8	3.8	6.2
	(including)		99.8	101.8	2.0	7.6
244L-30	244-m level	120	60.0	61.0	1.0	9.1
	244-m level	120	104.0	107.0	3.0	9.9
	(including)		104.0	105.0	1.0	26.1
244L-31	244-m level	120	49.0	50.3	1.3	5.1
	244-m level	120	71.0	73.0	2.0	5.4
	244-m level	120	76.6	78.0	1.4	8.8
244L-32	244-m level	210	187.8	190.0	2.2	8.5
	244-m level	210	205.4	207.0	1.6	9.8
244L-33	244-m level	220	90.5	91.5	1.0	6.9
	244-m level	220	134.0	136.6	2.6	6.5
	244-m level	220	201.0	202.0	1.0	46.8
244L-34	No significant composites
244L-35	244-m level	210	102.8	104.0	1.2	16.7
	244-m level	210	137.0	139.0	2.0	8.1
	244-m level	210	190.0	192.4	2.4	5.6
244L-36	244-m level	265	80.0	81.0	1.0	7.7
	244-m level	265	142.0	145.0	3.0	6.8
244L-37	244-m level	250	120.0	122.0	2.0	13.1
	244-m level	250	205.0	217.3	12.3	5.1
	(including)		215.0	217.3	2.3	8.1
	244-m level	250	220.0	221.0	1.0	6.3
	244-m level	250	236.0	237.0	1.0	9.7
244L-38	244-m level	260	109.0	110.0	1.0	6.3
	244-m level	260	117.0	118.0	1.0	7.7
	244-m level	260	192.0	195.3	3.3	5.6
	(including)		193.0	194.6	1.6	7.1

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Drill hole number	Elevation	Total depth (m)	From (m)	To (m)	Width (m)	Gold (g/t)
	244-m level	260	203.4	207.7	4.3	16.5
	(including)		203.4	205.0	1.6	18.7
	244-m level	260	236.0	238.0	2.0	5.7
244L-39	244-m level	250	99.0	100.0	1.0	7.8
	244-m level	250	112.0	115.0	3.0	7.5
	244-m level	250	154.7	159.7	5.0	20.6
	(including)		156.0	159.0	3.0	32.7
244L-40	244-m level	240	107.0	108.0	1.0	10.8
244L-41	244-m level	230	174.0	178.0	4.0	13.8
	(including)		175.0	176.0	1.0	50.9
244L-42	244-m level	200	88.9	90.0	1.1	6.6
	244-m level	200	94.0	95.0	1.0	5.3
	244-m level	200	158.0	159.0	1.0	6.0
244L-43	No significant composites
244L-44	No significant composites
244L-45	244-m level	265	74.0	75.0	1.0	6.5
	244-m level	265	227.0	228.0	1.0	5.6
244L-46	244-m level	250	59.3	64.0	4.7	6.7
	(including)		60.0	63.0	3.0	10.3
	244-m level	250	192.0	200.0	8.0	17.3
	(including)		197.0	198.5	1.5	70.3
244L-47	244-m level	350	202.0	203.0	1.0	5.7
244L-48	244-m level	215	108.6	109.6	1.0	9.1
	244-m level	215	190.0	192.0	2.0	5.2
244L-49	244-m level	200	100.9	108.9	8.0	5.3
	(including)		100.9	105.0	4.1	6.4
	244-m level	200	176.0	177.0	1.0	8.9
244L-50	No significant composites
244L-51	244-m level	150	40.2	42.6	2.4	12.7
244L-52	244-m level	210	46.0	49.1	3.1	5.2
	244-m level	210	97.7	99.0	1.3	14.3
	244-m level	210	103.0	104.0	1.0	11.0
244L-53	244-m level	105	99.0	100.7	1.7	7.9
244L-54	No significant composites
244L-55	244-m level	200	65.0	66.0	1.0	5.2
244L-56	244-m level	130	59.6	63.0	3.4	6.8
	(including)		62.0	63.0	1.0	10.8
244L-57	No significant composites
244L-58	244-m level	135	52.8	58.0	5.2	9.2

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Drill hole number	Elevation	Total depth (m)	From (m)	To (m)	Width (m)	Gold (g/t)
	(including)		52.8	55.4	2.6	15.4
	244-m level	135	113.0	114.0	1.0	7.7
244L-59	244-m level	140	54.0	57.0	3.0	7.0
244L-60	No significant composites
244L-61	No significant composites
244L-62	No significant composites
244L-63	244-m level	140	68.0	70.0	2.0	6.7
	244-m level	140	118.5	121.0	2.5	34.8
244L-64	No significant composites
244L-65	No significant composites
244L-69	244-m level	160	107.5	111.5	4.0	136.5
244L-70	244-m level	155	98.5	99.5	1.0	37.6
244L-71	244-m level	155	90.0	95.0	5.0	11.5
	244-m level	155	141.0	149.0	8.0	7.4
244L-72	244-m level	170	124.0	125.0	1.0	6.0
244L-73	244-m level	140	118.0	120.4	2.4	11.8
244L-74	No significant composites
244L-75	No significant composites
244L-78	244-m level	267	216.0	219.0	3.0	5.3
	(including)		218.0	219.0	1.0	11.0
244L-79	244-m level	260	114.0	118.8	4.8	6.5
244L-80	No significant composites
244L-81	No significant composites
244L-82	No significant composites
244L-83	244-m level	250	131.8	134.4	2.6	61.2
244L-84	244-m level	230	156.8	159.9	3.1	13.2
244L-86	No significant composites
244L-87	244-m level	180	172.0	173.0	1.0	5.2
244L-88	244-m level	180	106.1	107.6	1.5	5.8
	244-m level	180	140.0	143.0	3.0	6.6
244L-89	No significant composites
244L-94	244-m level	114	12.0	13.0	1.0	5.0
244L-96	244-m level	200	125.0	126.0	1.0	12.9
	244-m level	200	134.5	136.0	1.5	6.6
244L-97	No significant composites
244L-98	No significant composites
244L-99	244-m level	180	120.0	121.5	1.5	11.6
	244-m level	180	146.0	147.0	1.0	5.2
305L-180	305-m level	210	102.2	103.7	1.5	5.2

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Drill hole number	Elevation	Total depth (m)	From (m)	To (m)	Width (m)	Gold (g/t)
	305-m level	210	186.0	193.4	7.4	12.1
	(including)		190.0	193.4	3.4	16.6
305L-181	305-m level	200	71.0	72.8	1.8	11.0
	305-m level	200	104.1	110.0	5.2	5.9
	(including)		107.0	110.0	3.0	8.9

Figure 1: Long section view of infill drilling (facing west) – highlight drill intercepts

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 2: Plan view of infill drilling – highlight drill intercepts

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 3: Cross section of infill drilling, south to north Sequence, 49925N to 305 off-section 2

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 4: Pictures of core samples with visible gold

244L-69: 136.5 g/t Au over 4.0 m (picture 1 of 2)[Missing Graphic Reference]

244L-69: 136.5 g/t Au over 4.0 m (picture 2 of 2)

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

244L-83: 61.2 g/t Au over 2.6 m

PR14-19 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release